Filed by PrivateBancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No: 333-137560)

Subject Company: Piedmont Bancshares, Inc.

ON OCTOBER 31, 2006, PRIVATEBANCORP, INC. ISSUED THE FOLLOWING NEWS RELEASE:

For further information:
Dennis Klaeser, CFO
PrivateBancorp, Inc.
312-683-7100

For Immediate Release

PrivateBancorp, Inc. to Ring NASDAQ Opening Bell and Host Investor Day

Chicago, IL, October 31, 2006 - PrivateBancorp, Inc. (NASDAQ: PVTB) today announced that Ralph B. Mandell, Chairman of the Board, President and Chief Executive Officer, will ring The NASDAQ Stock Market opening bell on Monday, November 20, 2006 at 9:30 a.m. eastern time at NASDAQ’s MarketSite in Times Square in New York City.

“It’s a pleasure and an honor to ring the NASDAQ opening bell and celebrate the continued success of PrivateBancorp, Inc. Since our debut as a NASDAQ-listed company in 1999, we have grown both our size and our stockholder value, represented by our inclusion in the NASDAQ Global Select Market,” said Ralph B. Mandell.

Immediately following the opening bell ceremony, PrivateBancorp, Inc. will host an Investor Day at Reuters, located at Three Times Square in New York City, that will begin at approximately 10:15 am eastern time. Chief executive officers of the Company’s business units along with other members of the Company’s management team will be presenting at the event. The Investor Day will be webcast and a link will be available at www.pvtb.com.

Please contact Katie Manzel in Investor Relations at 312-683-0207 or email kmanzel@pvtb.com to register for attendance at the Investor Day by Monday, November 13, 2006.

To view the NASDAQ opening bell ceremony live, visit http://www.nasdaq.com/reference/marketsite_about.stm to access the MarketSite web cam link.

PrivateBancorp, Inc. was organized in 1989 to provide distinctive, highly personalized premium financial services primarily to privately held businesses, affluent individuals, wealthy families, professionals, entrepreneurs and real estate investors for their personal and professional interests. The Company uses a European tradition of “private banking” as a model to develop lifetime relationships with its clients. Utilizing a team of highly qualified managing directors, The PrivateBank tailors products and services to meet each client’s needs in personal and commercial banking services and wealth management services. The Company, which had assets of $3.9 billion as of September 30, 2006, has 14 offices located in the Chicago, Detroit, Milwaukee, and St. Louis metropolitan areas. On August 3, 2006, the Company announced it had signed a definitive agreement to acquire Piedmont Bancshares, Inc., the holding company for Piedmont Bank of Georgia, Atlanta, Georgia.

Additional information can be found in the Investor Relations section of PrivateBancorp, Inc.’s website at www.pvtb.com.

Information About Private’s Proposed Acquisition of Piedmont Bancshares, Inc.

PrivateBancorp has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC, in connection with its proposed acquisition of Piedmont Bancshares, Inc. (“Piedmont”).  The registration statement includes a proxy statement of Piedmont that also constitutes a prospectus of PrivateBancorp (the “proxy statement/prospectus”), which was sent to the shareholders of Piedmont. Piedmont shareholders are advised to read the proxy statement/prospectus, which was filed with the SEC on October 27, 2006, because it contains important information about PrivateBancorp, Piedmont and the proposed transaction. The proxy statement/prospectus and other relevant documents relating to the merger filed by PrivateBancorp can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing PrivateBancorp’s website at www.pvtb.com under the tab “Investor Relations.”  Alternatively, these documents can be obtained free of charge upon request to PrivateBancorp, Inc., Secretary, 70 West Madison, Suite 900, Chicago, Illinois 60602 or by calling (312) 683-7100, or to Piedmont Bancshares, Inc., Attention: President, 3423 Piedmont Road, Suite 225, Atlanta, Georgia 30305, or by calling (404) 926-2400.